SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of February 2006, incorporated by reference herein:

Exhibit

    99**.**1 Release dated 21 February 2006, entitled "TRADING STATEMENT"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 22, 2006

By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD Limited

(Formerly Durban Roodepoort Deep, Limited)

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

Share code: DRD

ISIN: ZAE000058723

ARBN number: 086 277 616

NASDAQ trading symbol: DROOY

("DRDGOLD" or "the company")

TRADING STATEMENT

This trading update is issued in accordance with paragraph 3.4 (b) of the Listing Requirements of the JSE Limited ("the JSE Listings Requirements").

In terms of the JSE Listings Requirements, companies are required to publish a trading statement as soon as there is reasonable certainty that the financial results for the current reporting period will be more than 20% different to that of the prior comparative period.

Shareholders are advised that the board of directors of DRDGOLD expects that the company's headline loss per share for the six months ended 31 December 2005 will be more than 30%to 50% lower (a smaller loss) than that reported for the six months ended 31 December 2004.

This is as a result of lower retrenchment costs, higher investment income, lower taxation, the provision for a deferred tax asset and a reversal of the impairment of the investment in Emperor Mines Limited arising from the improvement of that entity's share price following the announcement of the consolidation of DRDGOLD's offshore operations into that entity, offset in part by the increase in loss from associates.

In addition, the basic loss per share will be 75% to 90% lower (a smaller loss) due to the above reasons and the inclusion of the loss from discontinued operations for the six months ended 31 December 2004.

The above financial information refers to changes in bottom line losses as calculated using IFRS Accounting Standards.

The financial information on which this trading statement has been based has not been reviewed and reported on by the company's auditors. The results for the six months ended 31 December 2005 are expected to be announced on or about 23 February 2006.

Johannesburg

21 February 2006

Sponsor

Standard Bank